Royal Caribbean Cruises Ltd.
1050 Caribbean Way	tel: 305.539.6000
Miami, Fl 33132.2096 USA	www.royalcaribbean.com

June 9, 2016

VIA EDGAR AND OVERNIGHT MAIL

Ms. Anne Nguyen Parker
Assistant Director, Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549-3561

cc:  Ada D. Sarmento

RE:  Royal Caribbean Cruises Ltd.
     Form 10-K
     Filed February 22, 2016
     File No. 001-11884

Dear Ms. Parker:

This letter indicates the responses of Royal Caribbean Cruises Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 19, 2016 in relation to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed on February 22, 2016 (the “Form 10-K”).

For your convenience, we have set forth below in bold and italicized type each of the Staff’s comments to the Form 10-K followed in each case by the Company’s response.

Management’s Discussion and Analysis, page 37

1.
We note your response to comment one from our letter dated April 19, 2016. In your disclosure, please quantify the Adjusted Earnings per Share and Return on Invested Capital as of 2014 and that you hope to achieve by 2017, and discuss how these compare with your historical results, as well as those of your peers. Given that neither you nor your peers have been able to achieve adjusted EPS of at least $6.78 or double-digit Return on Invested Capital in the last 10 years, please discuss any specific initiatives you intend to undertake to achieve the Double-Double goals and the attendant opportunities and challenges you may face.

   Response:

   We acknowledge the Staff’s comment and we will enhance our disclosures in future filings as set forth herein.

Quantification of DOUBLE-DOUBLE Goals

In future filings where we refer to our DOUBLE-DOUBLE Program, we will include the following definition in the “Selected Operational and Financial Metrics” section of the filing:

Our DOUBLE-DOUBLE Program refers to the multi-year Adjusted EPS and Return on Invested Capital (ROIC) goals we publicly announced in 2014 and are seeking to achieve by the end of 2017.  Under this program, we are targeting Adjusted EPS of at least $6.78 by the end of 2017, which is double our 2014 Adjusted EPS of $3.39.  We are also targeting ROIC of at least 10% by the end of 2017 as compared to ROIC of 5.9% in 2014.

Historical Comparisons

We believe that our DOUBLE-DOUBLE target metrics are consistent with and reflect the trajectory of our business since the beginning of 2013 as well as the continued shift in our fleet profile to newer, more efficient vessels.  While our Adjusted EPS and ROIC performance in the last three years well outpaced our historical growth pattern in the years immediately prior, our financial results for 2007 through 2012 were significantly impacted by several extraordinary challenges, including the “Great Recession” and a number of highly publicized incidents impacting the industry generally.  Despite these difficulties, we continued to execute upon our core competencies and strategic plans in order to prepare the groundwork for meaningful improvement in our performance.  Since 2013, we have seen the positive results of these efforts, including annual Adjusted EPS growth of approximately 21%, 39% and 42% in each of 2013, 2014 and 2015, respectively.  Our ROIC results have shown similar improvement, steadily increasing from an ROIC of 4.6% for fiscal 2012 to an ROIC of 7.6% for fiscal 2015.  Although there can be no assurances that we will meet our DOUBLE-DOUBLE targets, the company believes these targets are realistic and achievable.  Like all forward-looking information, however, our ability to achieve our DOUBLE-DOUBLE targets are subject to risks, uncertainties and other factors which could impact performance.  These are discussed in detail in the Risk Factors section of our 10-K and the Company’s Cautionary Note Concerning Forward-Looking Statements.

In the MD&A section of our future 10-K filings made during the course of our DOUBLE-DOUBLE Program, we will include discussion of how our DOUBLE-DOUBLE target metrics compare with our historical results, taking into account our results for the periods most recently ended as well as any relevant events or trends impacting our business in particular and/or the cruise industry in general.

With respect to the Staff’s request to include a comparison of our target metrics against the comparable results of our peers, there are many factors that drive the financial performance of our competitors, including some which may not be included in their public filings.  We are concerned that discussing our competitors’ results based on this limited information may lead to inaccurate and, in some cases, potentially misleading comparisons.

Specific Initiatives

As noted in our prior response and disclosed in the MD&A of our Form 10-K, our long-term financial strategy (including our DOUBLE-DOUBLE goals) is based on three key pillars:  revenue yield growth, cost containment and moderate capacity growth.  In the MD&A section of our future 10-K filings, we will continue to update our progress as well as our future strategic plans with respect to each of these pillars.  In addition, in the event that our strategies shift materially or we introduce any new initiative specific and material to achievement of our DOUBLE-DOUBLE goals we will include discussion of such initiative (as well as related material challenges or opportunities) in future filings.

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The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please feel free to contact me at (305) 539-6631.

Very truly yours,

/s/ Bradley H. Stein

Bradley H. Stein
Senior Vice President, General Counsel & Secretary

cc:   Richard D. Fain, Royal Caribbean Cruises Ltd.
    Jason T. Liberty, Royal Caribbean Cruises Ltd.
    Henry L. Pujol, Royal Caribbean Cruises Ltd.
    Carrie Levine Schwartz, Royal Caribbean Cruises Ltd.